January 3, 2005

Mail Stop 0510


via U.S. Mail and facsimile

Brian W. Sturgell
Chief Executive Officer
Novelis Inc.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2

      Re: 	Novelis Inc.
      	Form 10/A No. 3, 4, and 5
		File No. 001-32312

Dear Mr. Sturgell:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10/A#3 FILED DECEMBER 20, 2004

Unaudited Pro Forma Combined Financial Data, page 64

Pro forma balance sheet, page 65

1. We note your response to prior comment 5 and your disclosures in the note to adjustment (e). It remains unclear why the inability of the Group to realize the full tax benefit of interest deductibility in certain jurisdictions would result in the effective tax rate being less than the statutory tax rate. Please clarify your disclosure.

Management`s Discussion and Analysis

Contractual Obligations, page 87

2. We note your response to prior comment 9. Please confirm, and disclose, if true, that you have also included estimated payments under interest rate swap agreements in your revised table of contractual obligations.

Auditors` Report, page F-2

3. Please note that we will not clear the Form 10 until the preface is removed and the auditors` report is finalized.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Nudrat Salik at (202) 942-7769 or Rufus Decker at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or me at (202) 942-1950 with any other questions.



      			Sincerely,




      			Pamela Ann Long
      					Assistant Director


cc:	Sarah P. Payne, Esq. (via facsimile 650/461-5700)
      Xiaodong Yi, Esq.
      Sullivan & Cromwell LLP
	1870 Embarcadero Rd.
	Palo Alto, CA 94303-3308
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Brian W. Sturgell
Novelis Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE